UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

BALL CORPORATION
(Exact name of registrant as specified in charter)

Indiana	001-07349	35-0160610
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File No.)	Identification No.)

10 Longs Peak Drive,
P.O. Box 5000, Broomfield, CO		80021-2510
(Address of principal executive offices)		(ZIP Code)

Janice L. Rodriguez 303-469-3131
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2016.

Section 1–Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Ball Corporation, which includes a description of our due diligence, is provided as Exhibit 1.01 hereto and is publicly available at http://www.ball.com/Ball/media/Ball/Global/Downloads/Ball_2017_Conflict_Minerals_Report.pdf.

Section 2 –Exhibits

Exhibit 1.01–Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BALL CORPORATION
(Registrant)

/s/ Charles E. Baker	May 25, 2017
Charles E. Baker	(Date)
Vice President, General Counsel, and Corporate Secretary

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